Exhibit 99.1

GLOBAL TELECOM HOLDING ANNOUNCES THE CANCELLATION OF THE GDR LISTING

Amsterdam (20 March 2017) – Global Telecom Holding S.A.E. (“GTH” or the “Company”) (EGX: GTHE.CA, LSE: GLTD:LI), an Egyptian joint stock company, previously announced on 16 January 2017 (the “Announcement”) its intention to apply for the cancellation of the listing of its GDRs on the Official List (the “Official List”) of the Financial Conduct Authority (the “FCA”) and the cancellation of trading of the GDRs on the Main Market for Listed Securities of the London Stock Exchange plc (the “LSE”).

At 8.00 a.m. London time today, the FCA announced that the GDRs are cancelled from the Official List with effect from that time. The LSE also announced at that time today that the GDRs are cancelled from admission to trading on the LSE with effect from that time.

Following the cancellation of the GDR Listing and until 17 April 2017 (when the Deposit Agreements will be terminated), GDR Holders will still be able to withdraw the shares underlying their GDRs, subject to the payment of applicable fees, from the Depositary by following the instructions contained in Appendix 1 to the Announcement. GDR Holders who have withdrawn their Shares from the Depositary will be prohibited, pursuant to Egyptian law and regulations, from depositing some or all of their Shares back into the GDR program with the Depositary in exchange for GDRs.

The Deposit Agreements will be amended and immediately terminated on 17 April 2017, after which the Depositary will be authorised, to the extent the shares underlying the GDRs have not been withdrawn by a GDR Holder, to sell such shares on the GDR Holder’s behalf in accordance with the terms of the Deposit Agreement (as amended).

Unless defined herein, capitalised terms shall have the meaning given to them in the Announcement.

Questions and requests for assistance can be directed to the following:

Pharos

7 Abu El Feda Street

Zamalek 11211

Cairo

Egypt

International Desk:

Ahmed Abutaleb

+20(2) 2739 3673

Local Desk:

Seif Attia

+20(2) 2739 3674

Email: gtinfo@pharosholding.com

Website: www.pharosholding.com

Company Nile City Towers North Tower 2005 A Cornish El Nil Ramlet Beaulac 11221 Cairo Egypt Ola Tayel ir@gtelecom.com + 20(2) 2461 8640 (Cairo)

Please note that working hours in Cairo (GMT + 2) are from 7.30 a.m. – 9.00 p.m. local time, Sunday to Thursday of every week, excluding Egyptian national holidays.

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, and include statements regarding the expected timing of amendment to and termination of the Deposit Agreements and the related potential effects of such amendment and termination of the Deposit Agreements. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that the amendment and termination of the Deposit Agreements may not materialise as expected, or at all. If such risks or uncertainties materialise or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and the Company expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

ABOUT GTH

GTH, which is 51.9% owned by VimpelCom Ltd. (doing business as VEON), is a leading international telecommunications company operating mobile networks in high growth markets in Africa and Asia, having a total population under license of approximately 400 million. GTH operates mobile networks in Algeria, Pakistan, and Bangladesh. GTH reached more than 98 million customers as of 31 December 2016. GTH is traded on the EGX under the symbol (GTHE.CA).

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